Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (T1399)

Offering Period: September 4, 2018−September 20, 2018

Digital Barrier Notes due September 30, 2024

Linked to the Performance of the EURO STOXX 50® Index

Product Terms

•     If the Final Level is equal to or greater than the Initial Level, you will receive a return equal to the principal amount of the securities you hold multiplied by the sum of one plus the Fixed Payment Percentage.

•    If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event has not occurred, you will receive the principal amount of the securities you hold at maturity.

•    If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.

•    Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be September 21, 2018
Settlement Date:	Expected to be September 28, 2018
Underlying:	The EURO STOXX 50® Index
Fixed Payment
Percentage**:	Expected to be between 93% and 98%.
Knock-In Level**:	Approximately 60% of the Initial Level.
Knock-In Event:	Occurs if the Final Level is less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Redemption Amount:	For each $1,000 principal amount of securities, $1,000 x (1 + Underlying Return).
Underlying Return:	If: (a) the Final Level is equal to or greater than the Initial Level, the Fixed Payment Percentage; or (b) the Final Level is less than the Initial Level and (i) a Knock-In Event has occurred, then: [(Final Level – Initial Level)/Initial Level]; or (ii) a Knock-In Event has not occurred, then: zero.
Valuation Date:	September 23, 2024
Maturity Date:	September 30, 2024
CUSIP:	22551LA75
Fees:	Certain fiduciary accounts may pay a purchase price of at least $962.50 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may pay varying discounts and commissions of up to $37.50 per $1,000 principal amount of securities. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. The Agent(s) through whom we distribute securities may enter into arrangements with other institutions with respect to the distribution of the securities, and those institutions may share in the commissions, discounts or other compensation received by the Agent(s), may be compensated separately and may also receive commissions from purchasers for whom they may act as agents. CSSU will also pay certain institutions or service providers a fee of $5 per security in consideration for providing education, structuring or other services with respect to the distribution of the securities. In addition, an affiliate of ours will pay referral fees of $4.50 per $1,000 principal amount of securities. The Agent(s) may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

**To be determined on the Trade Date.

Certain Product Characteristics

•     If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, the you will receive a return equal to the principal amount of the securities you hold multiplied by the sum of one plus the Fixed Payment Percentage.

•     Fixed Payment Percentage expected to be between 93% and 98%.**

•     If a Knock-In Event has occurred, full downside participation in the depreciation of the Lowest Performing Underlying.

• For each Underlying, a Knock-In Level of approximately 60%** of its Initial Level.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying (1)(3)	Redemption Amount per $1,000 Principal Amount (1)(2)(3)
70%	93%	$1,930
60%	93%	$1,930
50%	93%	$1,930
40%	93%	$1,930
30%	93%	$1,930
20%	93%	$1,930
10%	93%	$1,930
0%	93%	$1,930
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−40%	−40%	$1,000
−41%	−41%	$590
−50%	−50%	$500
−60%	−60%	$400
−70%	−70%	$300

(1)	Assumes a Fixed Payment Percentage of 93% ** (the bottom of the expected range).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.
(3)	Assumes a Knock-In Level of 60%**

Certain Product Risks

•     Your investment may result in a loss of up to 100% of the principal amount of the securities you hold. The Redemption Amount will be less than the principal amount of the securities you hold if the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event has occurred. In such case, you will be fully exposed to any depreciation in the Lowest Performing Underlying.

•     The appreciation potential of the securities will be limited to the Fixed Payment Percentage, even if the Final Level increases from the Initial Level by more than the Fixed Payment Percentage.

• The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse. (See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: September 4, 2018−September 20, 2018

Digital Barrier Notes due September 30, 2024

Linked to the Performance of the EURO STOXX 50® Index

Additional Risk Considerations

•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of the other Underlying.
•	The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.
•	The securities do not pay interest.
•	The return on the securities is affected by the Final Level of the Lowest Performing Underlying and the occurrence of a Knock-In Event.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 31, 2018, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318010268/dp95198_424b2-t1399.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.